Exhibit 99.1

Update on Besra investment agreement with George Molyviatis

Toronto, Canada: 14 October 2014 – Further to its media release of 9 October 2014, Besra (TSX: BEZ) (ASX: BEZ) (Frankfurt: OP6) advises that following further negotiations, an amended and restated investment agreement has been signed today with Mr George Molyviatis, pursuant to which Mr Molyviatis will effect an investment in Besra of CAD$15million convertible notes convertible into 300,000,000 common shares issuable on the following tranches:

(i)	CAD$2 million on or before 17 October 2014 (convertible into 40,000,000 common shares)
(ii)	CAD$8 million on or before 31 October 2014 (convertible into 160,000,000 common shares)
(iii)	CAD$5 million on or before 19 December 2014 (convertible into 100,000,000 common shares)

Mr Molyviatis will also receive, on a pro-rata one-third basis, 100,000,000 three-year common stock purchase warrants for the purchase of Common Shares at C$0.10 each,

The revised agreement also provides for a break fee of 10% of the transaction value subject to a minimum fee of CAD$1.5 million plus CAD$100,000 to Mr Molyviatis’ advisor. At Mr Molyviatis’ discretion, the fee is to be settled either all in cash or half cash and half shares at a price per share of CAD$0.05.

Unchanged in the revised agreement is the automatic conversion of the notes upon a liquidity event and maturity. A liquidity event may be the introduction of a partner to at least 35% of the Bau project, for development, for exploration or for a combination of the two; or equity financing(s) totalling more than CAD$15m at a price in excess of 200% of the Conversion Price;

There can be no assurance that the financing will close on the terms described herein or at all.

… ends …

Besra Gold Inc
John A G Seton
Chief Executive Officer

Besra – www.besra.com

Besra is a diversified gold mining company focused on the exploration, development and mining of mineral properties in South East Asia. The Company has four key properties; the Bau Goldfield in East Malaysia, Bong Mieu and Phuoc Son in Central Vietnam, and Capcapo in the Philippines. Besra expects to expand existing gold capacity in Vietnam over the next two years and is projecting new production capacity from the Bau gold project during 2016.

Cautionary Note Regarding Forward-Looking Statements
Certain of the statements made and information contained herein is “ Forward-looking information” within the meaning of applicable securities laws, including statements concerning our plans at our producing mines and exploration projects, which involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Forward-looking information is subject to a variety of risks and uncertainties that could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, failure to establish estimated resources or to convert resources to mineable reserves; the grade and recovery of ore which is mined varying from estimates; capital and operating costs varying significantly from estimates; delays in obtaining or failure to obtain required governmental, environmental, or other project approvals; changes in national and local government legislation or regulations regarding environmental factors, royalties, taxation or foreign investment; political or economic instability; terrorism; inflation; changes in currency exchange rates; fluctuations in commodity prices; delays in the development of projects; shortage of personnel with the requisite knowledge and skills to design and execute exploration and development programs; difficulties in arranging contracts for drilling and other exploration and development services; dependency on equity market financings to fund programs and maintain and develop mineral properties; and risks associated with title to resource properties due to the difficulties of determining the validity of certain claims and other risks and uncertainties, including those described in each management’s discussion and analysis released by the Company. In addition, forward-looking information is based on various assumptions including, without limitation, the expectations and beliefs of management; the assumed long-term price of gold; the availability of permits and surface rights; access to financing, equipment and labour and that the political environment in the jurisdictions within which the Company operates will continue to support the development of environmentally safe mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements, which speak only as of the date they are made. Except as required under applicable securities legislation, the Company undertakes no obligation to publicly update or revise forward-looking information, whether as a result of new information, future events or otherwise.

For Further Information

James W Hamilton Investor Relations T: +1 (416) 572 2525 TF: 1 888 902 5522 (North America) E: ir@besra.com	Steve Wilson Corporate Communications T: +64 9 9121765 M: +64 21675660 TF: 800 308 602 (Australia) E: steve.wilson@besra.com